November 2, 2021

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:             Vanguard Whitehall Funds

       File No. 33-64845

Post-Effective Amendment No. 91

Dear Ms. Larkin,

This letter responds to your comments provided on October 14, 2021, to the above-referenced post-effective amendment. The comments apply to Vanguard Advice Select Dividend Growth Fund, Vanguard Advice Select Global Value Fund, and Vanguard Advice Select International Growth Fund, each a series of Vanguard Whitehall Funds.

Vanguard Advice Select Dividend Growth Fund

Comment 1: Principal Investment Strategies

Comment: The Staff notes that the Fund’s name contains the word “dividend.” Please add an 80% policy with respect to investments by the Fund and a statement that the Fund will provide shareholders with 60 days notice if there is a change to such 80% policy.

Response:  We have revised the disclosure in the manner requested.

Comment 2:  Principal Investment Strategies

Comment:  In the “Principal Investment Strategies” section, there is a sentence that the Fund invests in undervalued stocks. If the Fund does not employ a value strategy, please clarify.

Response: This is clarified in the “Security Selection” section as follows: “The advisor is not constrained by a traditional value or growth mandate but is permitted sufficient style latitude to search a broad investment universe for quality stocks with attractive total return potential.”

Comment 3:  Principal Investment Strategies

Comment:  In the “Principal Investment Strategies” section, the last sentence states that the Fund seeks to be diversified across industry sectors. Please choose a different term for “diversified” given that the Fund is nondiversified.

Response: We have revised the disclosure in the manner requested.

Comment 4:  Other Investment Policies and Risks

Comment:  In the “Other Investment Policies and Risks” section, reference is made to the Fund’s ability to invest in foreign securities and derivatives. If either is a principal investment strategy, please add to the “Principal Investment Strategies” section.

Response: Neither is a principal investment strategy.

Comment 5:  Investment Advisor

Comment:  With respect to the exemptive application referenced on page 12, please supplementally provide the status of that application.

Response: The application remains pending under the Commission’s review.

Vanguard Advice Select Global Value Fund

Comment 6:  Fees and Expenses

Comment:  Please correct the formatting issue with how the table appears such that the line beneath the footnote instead appears above it.

Response:  We have revised the table formatting in the manner requested.

Comment 7:  Principal Investment Strategies

Comment:  The Staff notes that the Fund’s name contains the word “global” and that the Fund can invest in common stocks of companies which may be located anywhere in the world. Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, the Fund could include a policy that under normal circumstances, the Fund will invest at least 40% of its assets outside the United States, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets outside the United States.

Response: The Adopting Release for Rule 35d-1 under the 1940 Act (“Adopting Release”) states that, although “global” and “international” funds, which are similar to “world” funds, are not subject to Rule 35d-1 under the 1940 Act, the terms “global” and “international” connote diversification among investments in a number of different countries throughout the world. Footnote 42 of the Adopting Release explains that the SEC expects that funds using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. The SEC Staff, in 2012, clarified that one way to satisfy this requirement would be for a fund to invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the United States or, if conditions are not favorable, invest at least 30 percent of its assets outside the United States. We believe that the Fund’s investment strategy conforms to the guidance found in the above footnote and other Staff guidance. As disclosed in the Fund’s “Principal Investment Strategies” section, the Fund invests in “large-, mid-, and small-capitalization companies and is expected to diversify its assets in countries across developed and emerging markets” (emphasis added). The “Market Exposure” section of the Fund’s prospectus further discloses that the Fund invests in “the common stocks of companies in a number of different countries throughout the world” (emphasis added). Because we believe that the Fund’s investment strategy conforms to the guidance found in the above footnote and other SEC staff guidance, we respectfully decline to make the requested change.

Vanguard Advice Select International Growth Fund

Comment 8:  Principal Investment Strategies

Comment:  Regarding the first sentence in the “Principal Investment Strategies” section, please supplementally confirm that the Fund will invest at least 40% of its assets in the stocks of companies located outside the U.S.

Response: We confirm that the Fund will invest at least 40% of its assets in the stocks of companies located outside the U.S.

Comment 9:  Principal Investment Strategies

Comment:  The Staff notes that the “Principal Investment Strategies” section of Vanguard Advice Select Dividend Growth Fund’s prospectus included disclosure about diversification with respect to sector. Please consider adding the same for this Fund if applicable.

Response: Diversification across sectors is not a principal investment strategy of the Fund.

Comment 10:  Plain Talk about Growth and Value Funds

Comment:  The Staff notes the utility of the “Plain Talk About Growth and Value Funds” section on page 7. Please consider adding the same to the prospectuses for Vanguard Advice Select Dividend Growth Fund and Vanguard Advice Select Global Value Fund if applicable.

Response: We have revised the prospectus for Vanguard Advice Select Global Value Fund accordingly. We respectfully decline to do the same to the prospectus for Vanguard Advice Select Dividend Growth Fund. As disclosed in the “Security Selection” section of that Fund’s prospectus, “The advisor is not constrained by a traditional value or growth mandate but is permitted sufficient style latitude to search a broad investment universe for quality stocks with attractive total return potential.” We therefore do not view the “Plain Talk About Growth and Value Funds” disclosure as applicable.

Statement of Additional Information

Comment 11:  Officers and Trustees

Comment:  In the Officers and Trustees Table beginning on page B-28, please add parentheticals stating the principal business of any company listed under column (4) for which the principal business is not implicit in the name per Item 17(a)(1) Instruction 3.

Response:  We believe the existing disclosure conforms with Item 17(a)(1) Instruction 3 and respectfully decline to make the requested changes.

Part C

Comment 12:  Articles of Incorporation and Bylaws

Comment:  If the Funds’ Amended and Restated Agreement and Declaration of Trust, as amended, covers derivative actions, please describe in an appropriate place in each Fund’s prospectus. If the Funds’ Bylaws include an exclusive federal forum provision, please disclose this provision in an appropriate place in each Fund’s prospectus and the corresponding shareholder risk of this provision.

Response: In response to the SEC’s comment on derivative actions, the Funds will work with their Boards of Trustees to review the derivative actions sections of each Fund’s Declaration of Trust and amend them as appropriate. After the Board’s review, each Fund will include a description of the section in its prospectus. In response to the SEC’s comment on the federal forum provision, each Fund’s prospectus has been revised accordingly under “Additional Information.”

Please contact me at elizabeth_bestoso@vanguard.com or (610) 669-2531 with any questions or comments regarding the above response.

Sincerely,

/s/ Elizabeth Bestoso

Elizabeth Bestoso

Senior Counsel

The Vanguard Group, Inc.

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